SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	August	2010
Commission File Number	001-31395
Sonde Resources Corp.
(Translation of registrant’s name into English)
Suite 3200, 500 - 4th Avenue SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	News release, dated August 6, 2010.

Document 1

For Immediate Release	August 6, 2010

SONDE RESOURCES CORP.  ANNOUNCES SECOND QUARTER 2010
FINANCIAL AND OPERATING RESULTS

CALGARY, ALBERTA--(Marketwire – August 6, 2010) - Sonde Resources Corp. ("Sonde" or the "Company") (TSX: SOQ) (NYSE Amex LLC: SOQ) announced today the release of its financial and operating results for the six months ended June 30, 2010. The "Management's Discussion and Analysis" and financial statements for the second quarter ended June 30, 2010, can be viewed on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

Financial and Operating Highlights

●
Western Canada average daily production for the second quarter averaged 2,892 boe/d compared to 3,117 boe/d for the comparable quarter in 2009. On a year to date basis Western Canada average daily production was 2,836 boe/d compared to 3,241 boe/d for the same period in 2009. The decrease in volumes is due to a combination of planned facilities turnarounds in May and June, natural declines and unusually wet weather that prevented the Company from completing several key tie-ins of previously-completed wells.

●
Petroleum and natural gas sales, net of transportation, for the three months ended June 30, increased from $8.1 million in 2009 to $8.4 million in 2010. On a year to date basis, petroleum and natural gas sales, net of transportation, increased from $17.9 million in 2009 to $18.3 million is 2010.  The increase is mainly due to increases in commodity prices offset by natural declines in production volumes from 2009 to 2010.

●
Cash flow from operations for the three months ended June 30, was $0.5 million in 2010 compared to cash flow from (used for) operations of $(7.1) million for the same period in 2009. On a year to date basis, cash flow from operations was $3.4 million in 2010 compared to cash flow from (used for) operations in 2009 of $(8.7) million. During 2010, Company realized a higher operating net back from increased commodity prices and lower operating costs offset by decreased natural gas production.

●
The Company continues to execute a $25 million drilling and re-completions program in Alberta, making a strong re-commitment to growth in Western Canada.  The program will target a series of high-quality, low-risk re-completions in our core Drumheller and Kaybob areas to increase cash flow from operations in support of the Company’s strategy to aggressively pursue re-development of its oil assets using horizontal drilling and multi-stage frac technology. Sonde has planned 25 vertical re-entries and 4 horizontal oil wells in late Q3 and Q4.  The first re-entry, a Gething re-completion in the Kaybob area, tested 1.2 mmcf/d and 20 bbls/d, highlighting the value-creation potential of this program.

●	In response to the recent high level of activity and land sale prices in the Kaybob Duvernay play, Sonde is pleased to announce that it holds a net 6,285 acres of Duvernay rights in the heart of core play area, which recently has seen land prices in excess of $10,300/ha. Management is actively evaluating the play and will issue further updates on next steps during Q4.

●
The Liberty LNG regassification project is on budget and moving forward with submission of a construction permit planned for late August or early September of this year. The Company continues to review joint venture opportunities related to this project.

Business Overview and Future Strategy

The Company is focused on the maximization of long-term sustainable value to the shareholders by:

●	Hiring a Chief Executive Officer with the skills and strategic vision to extract value from the Company’s assets while pursuing new areas of growth.

●
Building on our commitment to increase the oil to gas ratio in our portfolio, Sonde is pursuing oil resource plays in Western Canada and plans several tests-of-concept (all as re-entries of standing wells) in Q4 2010 and Q1 2011.

Financial and Operational Review

June 30		Three Months			Six Months
	2010	2009	% Change	2010	2009	% Change
Financial
($000’s except per share amounts)
Petroleum and Natural Gas Sales, net of transportation	8,837	8,132	9	18,284	17,924	2
Cash Flow from (used for) Operations	481	(7,092)	107	3,399	(8,716)	139
Per Share	0.01	(0.21)	105	0.06	(0.26)	123
Net Income (Loss)	(17,277)	(16,080)	7	(19,441)	(28,154)	(31)
Basic & Fully Diluted Earnings Per Share	(0.28)	(0.29)	(3)	(0.33)	(0.56)	(41)
Capital Expenditures	8,596	7,468	15	17,326	29,392	41

Net Surplus (Debt)	37,458	(70,484)	153	37,458	(70,484)	153

Shares Outstanding at Period End	62,296,347	33,728,943	85	62,296,347	33,728,943	85

Operating
Average Production
Natural Gas (mcf/d)	13,631	15,094	(10)	13,369	16,050	(17)
Oil and NGL’s (bbls/d)	620	601	3	608	566	7
Boe/d	2,892	3,117	(7)	2,836	3,241	(12)
Average Selling Price
Natural Gas ($/mcf)	4.30	3.62	19	4.84	4.32	12
Oil and NGL’s ($/bbl)	70.47	57.78	22	70.01	52.49	33
Total ($/boe)	35.38	28.67	23	37.83	30.55	24
Gross Undeveloped Land (Acres)

June 30		Three Months			Six Months
	2010	2009	% Change	2010	2009	% Change
Western Canada	240,021	219,523	9	240,021	219,523	9
Offshore Trinidad and Tobago	80,890	135,060	(40)	80,890	135,060	(40)
Offshore Nova Scotia	27,790	1,234,546	(98)	27,790	1,234,546	(98)
Offshore Tunisia/Libya	768,000	768,000	-	768,000	768,000	-

Wells Drilled Western Canada
Gross	-	-		-	-
Net	-	-		-	-

Sonde Resources Corp. is a Calgary, Alberta, Canada based diversified global energy company engaged in the exploration and production of oil and natural gas and in the development of a liquefied natural gas (“LNG”) project.  Its operations are located offshore Trinidad and Tobago, Western Canada, North Africa, and offshore Eastern United States.  See Sonde Resources’ website at www.cansup.com to review further detail on Sonde Resources’ operations.

Non-GAAP Measures – This document contains terms such as cash flow from operations and operating netback, which are non-GAAP financial measures that do not have any standardized meaning prescribed by GAAP and are, therefore, unlikely to be comparable to similar measures presented by other issuers.  Management believes cash flow from operations and operating netback are relevant indicators of the Company’s financial performance, ability to fund future capital expenditures and repay debt.  Cash flow from operations and operating netback should not be considered an alternative to or more meaningful than cash flow from operating activities, as determined in accordance with GAAP, as an indicator of the Company's performance.  These measures have been described and presented in this document in order to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability generate funds to finance its operations.

Boe Presentation – Production information is commonly reported in units of barrel of oil equivalent ("boe").  For purposes of computing such units, natural gas is converted to equivalent barrels of oil using a conversion factor of six thousand cubic feet to one barrel of oil.  This conversion ratio of 6:1 is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.  Such disclosure of boes may be misleading, particularly if used in isolation.  Readers should be aware that historical results are not necessarily indicative of future performance.

This news release contains "forward-looking information" (within the meaning of applicable Canadian securities laws) and "forward -looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", "project" or similar words suggesting future outcomes or statements regarding an outlook. Such statements include, among others, those concerning our anticipated strategic and operational plans including the development and drilling program in Trinidad, future construction plans at the Liberty LNG regassification project, the proposed development, production, refining and further exploration in Tunisia and Libya, our development program in Western Canada and potential growth opportunities and strategy of the Company, the hiring of a Chief Executive Officer, future capital expenditures, our expected financial performance, and the expectation of successful future results.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, operating conditions, availability of capital, and capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, risks affecting the Company's ability to execute projects and market oil and natural gas, risks inherent in operating in foreign jurisdictions, the ability to attract key personnel, including the hiring of a Chief Executive Officer, and the inability to raise additional capital. Additional assumptions and risks are set out in detail in the Company’s Annual Information Form, available on SEDAR at www.sedar.com., and the Company's annual reports on Form 40-F or Form 20-F on file with the U.S. Securities and Exchange Commission.

Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company's securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release is as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information except as required by law.

For Further Information Please Contact:

Sonde Resources Corp.
Suite 3200, 500 - 4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6
Investor Relations
Phone: (403) 294-1411
Fax: (403) 216-2374

www.sonderesources.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONDE RESOURCES CORP.
(Registrant)
Date:	August 6, 2010	By:	/s/ Robb Thompson
			Name:	Robb Thompson
			Title:	Chief Financial Officer